                         Filed by Right Management Consultants, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
                             Subject Company: Right Management Consultants, Inc.
                                                   Commission File No. 001-31534

ON DECEMBER 11, 2003, RIGHT MANAGEMENT CONSULTANTS, INC. DISTRIBUTED THE FOLLOWING INFORMATION TO ITS EMPLOYEES:

                                                               Right Management
                                                               Consultants, Inc.

Memo

           To:     All Personnel

           From:   Richard J. Pinola

           CC:     Board of Directors

           Date:   December 11, 2003

           Re:     Manpower's Acquisition of Right Management

--------------------------------------------------------------------------------


           Attached to this memo is a press release issued jointly today by both Manpower, Inc. (NYSE symbol "MAN") and Right Management Consultants, announcing the acquisition of Right by Manpower. This is obviously an event of extraordinary importance to each of us, and I would like to provide some insight into our Board of Directors' thinking in approving this merger.

           First, let me acknowledge that the past several months have been a time of understandable anxiety, as we all waited for the Special Committee of our Board of Directors to conduct its process around exploring our strategic alternatives. I want to thank each of you for your patience and for placing the needs of our clients and candidates above your personal concerns. I am pleased to say that, in the opinion of our entire Board of Directors, your patience has been rewarded.

           The terms of the acquisition transaction are contained in the accompanying press release, but to summarize briefly, Manpower is using its shares to acquire Right at a value of $18.75 per Right share, subject to adjustment under certain circumstances. I expect the transaction to be completed sometime during the first quarter of 2004.

           The impact of this event is enormous, not only on the businesses and Brand of Right, but also on you, our employees and the communities in which you live and work; on our shareholders; and on our thousands of clients worldwide. Below are a few thoughts on the impact this transaction will have on each of our constituencies.

           Business - I cannot imagine a better cultural fit between organizations than I see in the Manpower acquisition of Right.

                o Both firms are leaders in their respective fields, with unsurpassed reputations for innovation and quality service to clients.

                o Both Manpower and Right are truly global organizations, with Manpower generating more than 80% of its revenues outside the U.S., and Right generating almost 60% of its revenues outside the U.S.

                o There is a natural balance between the cyclical nature of Manpower's primary business, temporary staffing, and the counter-cyclical nature of our career transition business.

                o Manpower's consulting business "Empower" will be combined with our consulting practice, giving us a $160 million global organizational consulting practice.

           Brand - While the question of "branding" going forward has not yet been resolved, Manpower recognizes the tremendous value inherent in the Right brand - we are known worldwide as the leader in career transition, and more and more are recognized for our organizational consulting capabilities. Manpower of course has already developed one of the world's most recognizable brands in the temporary staffing industry. Manpower is committed to retaining the Right Management Consultants brand, and will build upon this to develop a brand for our businesses that captures our mutual reputations for excellence, and identifies us as a unique source of custom career transition and organizational consulting solutions.

           Employees - The idea behind Manpower's acquisition of Right is to expand Manpower's client list and share of client. Our businesses operate within the same "space" - helping companies with their human capital needs. Manpower is the world's second largest staffing company, with 2003 revenues of $12 billion, and their target clients mirror ours - multinational companies with sizable workforces. After the merger we will remain as a separate subsidiary within Manpower running a broadened career transition and organizational consulting practice. Our employees will see no change in their compensation structure, and initially all benefit plans will remain in place. Over time, I expect our benefit plans will be migrated onto Manpower's platform where it is practical to do so. I will remain as the CEO of this subsidiary based in Philadelphia, and your senior management team will remain largely intact. The communities we operate in will not see large numbers of offices being closed, or employees being made redundant.

           Clients - Right serves approximately 5,000 clients each year, most of which are recurring clients. They look to us to help them with their career transition needs, and they depend on our worldwide network of over 300 delivery locations and 3,000 employees. They also look to us to help them with their organizational consulting needs in leadership development, talent management, and organizational performance. In all cases our clients have other providers to choose from, but they choose Right. Why? Our clients tell us it is because they consistently receive from us high quality, responsive services tailored to their needs. They look to us because, as the leaders in our industry, we provide creative solutions to their problems. This acquisition by Manpower only enhances our ability to serve our clients, with broader capabilities in our consulting practice, and deeper resources to draw upon to grow our businesses. From our clients' perspective, this deal represents a step forward, helping them to meet a growing list of human capital needs with one global preferred supplier. We are where they need us to be, and we can do what they need us to do.

           If not already clear, I am thrilled at the prospect of joining Manpower, at combining our businesses to offer our mutual clients an enhanced range of services. I am equally thrilled that in this merger, two very similar cultures are being brought together that should meld seamlessly into a stronger, more vibrant entity. I know I can count on your enthusiasm and good efforts to make this combination a stunning success from day one. While I have tried to answer here some of the questions you no doubt have, I know there will be more questions on your minds. Please recognize that we continue to be bound by certain disclosure restrictions and will provide more answers to your questions as soon as possible.

           Once again, on behalf of the entire Board of Directors and your senior management team, thank you for all you do.

           Additional Information

           Manpower intends to commence an exchange offer and to file with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Right intends to file a Solicitation/ Recommendation Statement on
           Schedule 14D-9 with the SEC relating to the exchange offer. Manpower expects to mail a Prospectus/Offer to Exchange and related offer materials to shareholders of Right, and Right expects to mail a
           Schedule 14D-9 to its shareholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Manpower's website at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC's website and at Right's website at www.right.com.

           In addition to the Registration Statement on S-4, Schedule TO, Prospectus/Offer to Exchange and Schedule 14D-9, Right and Manpower file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Right or Manpower at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Right and Manpower filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

           Cautionary Statement

           Certain statements in this memo are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the timing and expected completion and benefits of the Manpower acquisition of Right. These statements are subject to a number of risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

MANPOWER(R)



FOR IMMEDIATE RELEASE


Contact:
Tracy Shilobrit                            Charles J. Mallon or G. Lee Bohs
Manpower Inc.                              Right Management Consultants
+1.414.906.6088                            +1.215.988.1588
tracy.shilobrit@manpower.com               charlie.mallon@right.com or
----------------------------               ---------------------------
                                           lee.bohs@right.com
                                           ------------------

          Manpower Inc. to Acquire Right Management Consultants, Inc.
                 to Expand its Continuum of Employment Services

MILWAUKEE, WI, USA, December 10, 2003 - Manpower Inc. (NYSE: MAN), a world leader in the staffing industry, announced today that it has entered into an agreement to acquire Right Management Consultants, Inc. (NYSE: RHT), the largest career transition and organizational consulting services provider in the world. Subject to certain adjustments described below, the value of the consideration for each outstanding share of Right common stock would be $18.75, for a total transaction value of approximately $488 million, including the value of stock options.

         "The acquisition of Right is an exciting and compelling opportunity for us to expand the range of services that we provide to our customers around the world in a direction that is consistent with our business strategy, and where customer demand is growing," said Jeffrey A. Joerres, Chairman & CEO of Manpower Inc. "We are listening to our customers and setting the new global standard for the role of employment services providers, serving our clients as their strategic partner throughout every stage of the employment life cycle. Right has an outstanding management team that will enable us to take another key step toward reaching this vision," Joerres added.

         Richard J. Pinola, Chairman & CEO of Right Management Consultants, Inc. said, "We are excited to be joining the Manpower family where we can continue to grow our business around the world and leverage the strengths of both companies to meet the needs of our customers. Our corporate values and business philosophies are extremely well aligned, and I feel confident this will be a winning combination for our employees, our shareholders and our clients."

         Right generated revenues of $344 million and net income of $31 million through the third quarter of 2003 and is expected to generate total 2003 annual revenues of approximately $450 million and net income of approximately $41 million.

         Pinola added, "Our management team is committed to working with Manpower and building upon the foundation we have set in place to provide an enhanced range of services to our mutual clients."

         Manpower developed an organizational consulting business, The Empower Group, in 2000, which today operates through 19 offices in 11 countries. This operating unit will be merged into Right after the acquisition is completed. Rich Pinola will continue as President and CEO of Right Management Consultants, reporting to Jeff Joerres.



Conference Call and Webcast

Manpower and Right will discuss the acquisition plans in a live Webcast on Thursday, December 11 at 8:30 a.m. EST (7:30 a.m. CST), which can be accessed on Manpower's Web site at www.investor.manpower.com or on Right's Web site at www.right.com under the section for "investors." The Webcast will be available for replay at the same URLs beginning at 10:30 a.m. EST (9:30 a.m. CST) on December 11. The replay will remain available for 30 days in these locations.

About the Transaction

Manpower expects to commence an exchange offer shortly. Each share of Right common stock tendered in the exchange offer will be exchanged for a number of shares of Manpower common stock equal to $18.75 divided by the average trading price of Manpower's common stock during the ten trading days ending on and including the second trading day prior to the closing of the exchange offer. Based on the closing price of $45.23 for Manpower's common stock on December 10, 2003, the exchange rate would equal 0.4145 shares of Manpower common stock for each share of Right common stock. Pursuant to the agreement, this exchange rate will not be greater than 0.4497, nor less than 0.3680. If the average trading price is less than $37.80, Right may terminate the agreement, unless Manpower exercises its option to issue an additional number of its shares such that the total number of shares of Manpower common stock exchanged for each share of Right common stock multiplied by the average trading price is equal to $17.00.

Upon completion of the exchange offer, any remaining shares of Right common stock will be acquired in a second-step merger.

The transaction is expected to be tax-free to Right shareholders, except to the extent a shareholder receives cash for fractional shares.

The transaction is subject to regulatory review and customary closing conditions.

About Manpower Inc.

Manpower Inc. is a world leader in the staffing industry, providing workforce management services and solutions to customers through 4,000 offices in 63 countries. The firm annually provides employment to 2 million people worldwide and is an industry leader in employee assessment and training. Manpower also provides a range of staffing solutions, engagement and consulting services worldwide under the subsidiary brands of Brook Street, Elan, The Empower Group and Jefferson Wells. More information on Manpower Inc. can be found at the company's Web site, www.manpower.com.

About Right Management Consultants, Inc.

Headquartered in Philadelphia, Right Management Consultants (www.right.com) is the world's largest career transition and organizational consulting firm. It offers services to corporations of all sizes through a global network of more than 300 service locations and the Internet. The company is a worldwide leader in customized career transition solutions and also offers a wide range of organizational consulting services, including talent management, leadership development and organizational performance services. In combination, the two lines of business enable Right to help businesses manage the entire life cycle of their employees.

Forward Looking Statements

This press release contains statements, which are forward-looking in nature and, accordingly, are subject to risks and uncertainties regarding Manpower's and Right's expected future results. The companies' actual results may differ materially from those described or contemplated in the forward-looking statements. Factors that may cause Manpower's and Right's actual results to differ materially from those contained in the forward-looking statements can be found in each company's reports filed with the SEC, including their Annual Reports on Form 10-K for the year ended December 31, 2002, which factors are incorporated herein by reference, and such other factors as may be described from time to time in each company's SEC filings.

Additional Information

This press release was issued by Manpower Inc. and Right Management Consultants, Inc. on December 10, 2003 and does not constitute an offer of any securities for sale. Manpower intends to commence an exchange offer and file a Schedule TO and a registration statement on Form S-4, and Right intends to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Manpower and Right expect to mail a Preliminary Prospectus, the Schedule 14D-9 and related tender offer materials to shareholders of Right. Investors and security holders are urged to read these documents carefully when they are available because they contain important information about the transaction. Documents filed by Manpower with the SEC may be obtained without charge at the SEC's website at www.sec.gov and at Manpower's website at www.investor.manpower.com. Documents filed by Right with the SEC may be obtained without charge at the SEC's website and at Right's website at www.right.com.